Filed by Palo Alto Networks, Inc.

pursuant to Rule 425 under the Securities Act of 1933

Subject Company: CyberArk Software Ltd.

Commission File No.: 001-36625

Date: September 5, 2025

The following text is an excerpt of the transcript from a CNBC interview discussing Palo Alto Networks, Inc. (“PANW”) and its proposed acquisition of CyberArk Software Ltd. PANW posted a CNBC article on LinkedIn and X from the PANW corporate accounts on September 5, 2025 and this article included a link to this interview.

. . .

Jim Cramer:

Well, you also made some great sense. It was also in reference to CyberArk. Right now, we have the equivalent of people, once they’re in the building they can roam anywhere. We’re doing that with our computers too, they can roam anywhere. That seems silly.

Nikesh Arora:

Well, look, I’ve always said, you have to look at cybersecurity from the outcome perspective. If you look at the outcome today, 89% of breaches happen because of credential theft. And if you tell me, “Identity solved,” I got a problem. If 90% of the attacks are happening because somebody stole your credential and you’re saying identity security works, I don’t think it works. It doesn’t work because once you get in the building, you’re allowed to roam free. And if you do something wrong, we have no idea. You only know that for about 500,000 users, which are called privileged access users, which are controlled and managed by CyberArk or their competitors. I think that needs to apply to every user in the enterprise because every user in the enterprise today has enough credentials to do harm. Or if somebody takes over their credentials, that harm can be done to the company.

Jim Cramer:

Well, tell me, what’s the value of just being able to go to you and have both a privileged access, PAM, by using CyberArk or say, well, we’re going to our friend, Todd McKinnon at Okta, and have a different provider working with you?

Nikesh Arora:

Well, I think part of the challenge, Jim, is that the more you keep fragmenting the value chain, the harder it becomes for people to make sense. Now, you’re asking enterprise customers to become sophisticated identity managers because there are three part solution. Buy part A from one, do a handoff to B, do a handoff to C. That makes no sense. I want to follow the life cycle of a user. I logged into my company network, my company knows everything I did, it’s all logged, it’s all tracked. And if God forbid something bad happens in a heartbeat, AI can figure out who did it, how it happened. So we can go plug the hole.

If I’ve got to go figure out and say, “Oh, Jim was in here, but I don’t know where he went. Oh look, he came, showed up here.” It takes a long time to stitch this data together and figure out where the identity issues are. So I think it’s time for an identity platform. I think in 18 to 24 months from now, that is where the industry will go. And our job has been to anticipate the inflection point, do something in that space, and go build towards it. So we built XSIAM when we needed to. We built the SASE solution. I think identity’s next.

Jim Cramer:

Now, Udi Mokady, who’s the chairman of CyberArk. He came in and I’m talking about something I’ve known for 20 years, and he was the first guy to tell me, “You know what? The bad guys look to see who was left, even in the C-suite, they imitate that person, and if he didn’t have us, they would go through.” Is it still the case?

Nikesh Arora:

This industry was created 15 to 20 years ago, the identity industry, kind of roughly when cyber security started. At that point in time, there was a very simple model. There are 15, 20, 100 people who have keys to the crown jewels and everybody else is just a regular employee. Unfortunately, today, all have access to our crown jewels. I have access to my earnings script before you do. If somebody can get into my email and figure out the earnings before, there’s economic opportunity for them. I’m not a privileged user. So point is everybody in the company has some amount of privilege and proprietary information. Everybody needs to be protected equally.

Jim Cramer:

But if we all have to route all the traffic, everything’s going to slow down.

Nikesh Arora:

Well, that’s why we don’t have to. That’s what CyberArk has done so successfully, is they’ve figured out a way when the lowest intrusion, lowest friction, lowest latency way possible to figure out a way to manage the crown jewels and manage the access for a lot of users. I think we just need to take that day-to-day cover 5% of enterprise, let’s get them to 100% and hopefully solve a 90% breach problem.

Jim Cramer:

Well, one of the things that Udi always told me, I used to say, “Udi, listen, what happens when people leave your company? They could go do anything nefarious against you.” And he said, “Uh-uh, because they don’t. No one leaves and there’s no way. But if they did, I don’t think it works very well for them. They don’t have anything to get it.”

Nikesh Arora:

Well, the way privileged access management works is the day you’re gone, all your access controls are reconfigured, you’re out, you’re no longer able to access the company. To be fair, that’s true of any identity system. The day you leave the company, it’s connected to the HR system and your privileges go away. I think the bigger opportunity is to take the fragmentation of four or five identity products in a company and put them onto one platform and that’s what we’re going to do.

. . .

Forward-Looking Statements

This communication relates to a proposed transaction between Palo Alto Networks, Inc. (“PANW”) and CyberArk Software Ltd. (“CyberArk”). This communication includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical or current facts, including, without limitation, statements regarding the benefits of the proposed transaction, statements related to the expected timing of the completion of the proposed transaction, PANW plans, objectives, expectations and intentions, and other statements that are not historical facts, made in this communication are forward-looking. We use words such as “anticipates,” “believes,” “continue,” “estimate,” “expects,” “future,” “intends,” “may,” “plan,” and similar expressions to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements reflect management’s current expectations and are inherently uncertain. Actual results could differ materially for a variety of reasons.

There are a significant number of factors that could cause actual results to differ materially from forward-looking statements made or implied in this communication, including: the occurrence of any event, change or other circumstance that could give rise to the termination of the proposed transaction between PANW and CyberArk; PANW’s ability to successfully integrate CyberArk’s businesses and technologies; the risk that the expected benefits and synergies of the proposed transaction may not be fully achieved in a timely manner, or at all; the risk that PANW or CyberArk will be unable to retain and hire key personnel; the risk associated with CyberArk’s ability to obtain the approval of its shareholders required to consummate the proposed transaction; the risk that the conditions to the proposed transaction are not satisfied on a timely basis, or at all, or the failure of the proposed transaction to close for any other reason or to close on the anticipated terms; the risk that any regulatory approval, consent or authorization that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated or that could adversely affect the expected benefits of the transaction; significant and/or unanticipated difficulties, liabilities or expenditures relating to the transaction; the effect of the announcement, pendency or completion of the proposed transaction on the parties’ business relationships and business operations generally; the effect of the announcement or pendency of the proposed transaction on the parties’ common or ordinary share prices and uncertainty as to the long-term value of PANW’s or CyberArk’s common or ordinary share; risks related to disruption of management time from ongoing business operations due to the proposed transaction; the outcome of any legal proceedings that may be instituted against PANW, CyberArk or their respective directors; developments and changes in general or worldwide market, geopolitical, economic, and business conditions; failure of PANW’s platformization product offerings; failure to achieve the expected benefits of PANW’s strategic partnerships and acquisitions; changes in the fair value of PANW’s contingent consideration liability associated with acquisitions; risks associated with managing PANW’s growth; risks associated with new product, subscription and support offerings, including product offerings that leverage AI; shifts in priorities or delays in the development or release of new product or subscription or other offerings, or the failure to timely develop and achieve market acceptance of new products and subscriptions as well as existing products, subscriptions and support offerings; failure of PANW’s or CyberArk’s business strategies; rapidly evolving technological developments in the market for security products, subscriptions and support offerings; defects, errors, or vulnerabilities in our products, subscriptions or support offerings; PANW’s customers’ purchasing decisions and the length of sales cycles; PANW’s competition; PANW’s ability to attract and retain new customers; PANW’s ability to acquire and integrate other companies, products, or technologies in a successful manner; PANW’s share repurchase program, which may not be fully consummated or enhance shareholder value, and any share repurchases which could affect the price of its common stock.

For additional risks and uncertainties on these and other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to PANW’s and CyberArk’s respective periodic reports and other filings with the Securities and Exchange Commission (the “SEC”), including the risk factors contained in PANW’s and CyberArk’s annual report on Form 10-K or 20-F, as applicable, periodic quarterly reports on Form 10-Q or reports of foreign private issuer on Form 6-K, as applicable. All forward-looking statements in this communication are based on current beliefs and information available to management as of the date hereof, and neither PANW nor CyberArk assumes any obligation to update the forward-looking statements provided to reflect events that occur or circumstances that exist after the date on which they were made.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Additional Information about the Merger and Where to Find It

In connection with the proposed transaction, PANW intends to file with the SEC a registration statement on Form S-4, which will include a proxy statement of CyberArk that also constitutes a prospectus of PANW common shares to be offered in the proposed transaction. Each of PANW and CyberArk may also file or furnish other relevant documents with the SEC regarding the proposed transaction. This communication is not a substitute for the proxy statement/prospectus or registration statement or any other document that PANW or CyberArk may file or furnish with the SEC or send to security holders in connection with the proposed transaction. The registration statement will include a definitive proxy statement/prospectus, which will be sent to shareholders of CyberArk seeking their approval of the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4, THE PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED OR FURNISHED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the registration statement and proxy statement/prospectus, when available, and other documents containing important information about PANW, CyberArk and the proposed transaction, once such documents are filed or furnished with the SEC through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by PANW will be available free of charge on PANW’s website at www.paloaltonetworks.com or by contacting PANW’s Investor Relations Department by email at ir@paloaltonetworks.com. Copies of the documents filed or furnished with the SEC by CyberArk will be available free of charge on CyberArk’s website at www.cyberark.com or by contacting CyberArk’s Investor Relations department by email at ir@cyberark.com or by phone at 617-558-2132.